EXHIBIT 99.1

Write Downs and Charges Impact Hydro's Fourth Quarter Results

OSLO, Norway, Feb. 2, 2006 (PRIMEZONE) -- Norsk Hydro ASA will record a non-cash charge in its fourth quarter 2005 results of NOK 1.8 billion (USD 270 million) before tax, corresponding to NOK 1.6 billion (USD 240 million) after tax. This charge consists of write downs in Hydro's Magnesium and Rolled Products businesses, expensing of the value of certain seismic databases acquired through the purchase of Spinnaker Exploration Company as well as a write down of the Telemark field in Gulf of Mexico.

In addition to the non-cash charges Hydro will recognize unrealized losses of NOK 1.4 billion (USD 215 million) before tax, corresponding to NOK 1.0 billion (USD 155 million) after tax on its derivative positions in aluminium, oil and gas due to the significant commodity price increases at the end of 2005.

During the fourth quarter of 2005 Hydro has experienced a significant weakening of the magnesium market. Following an evaluation of the current book values of Hydro's magnesium business Hydro has decided to write down the book value by NOK 1,080 million.

In addition, Hydro continues to experience demanding market conditions for its Rolled Products business. After a similar evaluation of the book values for Hydro's rolling mills, Hydro has decided to write down the plant in Inasa, Spain by NOK 155 million.

Hydro completed the acquisition of Spinnaker Exploration Company on 13 December 2005. Spinnaker's portfolio includes extensive seismic databases covering most of Gulf of Mexico. As part of the preliminary purchase price allocation for Spinnaker, Hydro has allocated a value of NOK 500 million to the seismic databases, net of related costs. According to Hydro's accounting policy, which is to use the "successful efforts" method in accounting for oil and gas exploration costs, all costs related to seismic data acquisition are immediately expensed. Consequently Hydro will expense NOK 320 million in fourth quarter 2005 of the value allocated to the seismic databases directly owned by Spinnaker. The remaining value of about NOK 180 million is related to seismic databases, which Hydro did not acquire ownership of through the Spinnaker acquisition, but has a right to acquire by paying a change of control fee. Hydro expects to exercise its right to acquire these seismic databases during 2006 at which point the remaining value of the seismic databases together with the change of control fee will be expensed.

Due to unsatisfactory profitability for the Telemark field in the Gulf of Mexico, Hydro has decided to write down the previously capitalized development costs for this field, which amounts to NOK 210 million, in the fourth quarter 2005. An alternative development plan for the Telemark field is being considered.

Hydro routinely sells its production of primary aluminium forward on the London Metal Exchange (LME) on an approximately three months rolling basis. At the end of 2005 Hydro had sold forward the majority of the expected production for first quarter 2006 at the forward prices quoted during the fourth quarter 2005. With the significant increase in aluminium prices at the end of 2005 as well as an increase in the volumes sold forward by 90,000 tonnes due to increased reluctance by customers to price metal for future delivery, Hydro will report an unrealized loss on these forward sales of NOK 1,000 million in the fourth quarter. The oil and gas hedging program initiated in connection with the Spinnaker acquisition has resulted in an unrealized loss of NOK 440 million during the quarter. This is mainly due to increasing forward prices for oil during the fourth quarter 2005. In summary Hydro expects to record the non-cash charges and unrealized losses on certain derivative positions to operating income in the fourth quarter 2005 as follows in Hydro's segment reporting:

  -- Exploration & Production: NOK 970 million
  -- Rolled Products: NOK 155 million
  -- Extrusion & Automotive: NOK 1,080 million
  -- Other and eliminations Aluminium NOK 1,000 million

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2004 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

CONTACT: Norsk Hydro
         Press contact:
         Tor Steinum
         Telephone: +47 22532731
         Cellular:  +47 95083933
         Tor.Steinum@hydro.com

         Investor contacts:
         Idar Eikrem
         Telephone: +47 22533273
         Cellular:  +47 95028363
         Idar.Eikrem@hydro.com

         Stefan Solberg
         Telephone: +47 22533539
         Cellular:  +47 91727528
         Stefan.Solberg@hydro.com

         Norsk Hydro ASA
         Telephone: +47 22 53 81 00
         Fax: +47 22 53 27 25
         www.hydro.com